

Mail Stop 4628

November 30, 2016

Via E-mail
Ivan de Souza Monteiro
Chief Financial Officer
Petróleo Brasileiro S.A.
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ
Brazil

> **Re: Petróleo Brasileiro S.A.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2015**
> **Response Dated September 15, 2016**
> **File No. 1-15106**

Dear Mr. Monteiro:

We have reviewed your September 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 88

Critical Accounting Policies and Estimates, page 109

Impairment of Crude Oil and Natural Gas Producing Properties, 114

1. We note your response to prior comment 3. We also note the disclosure in your Form 6-K dated November 14, 2016 which states that your assets were tested for impairment in September 2016 due to decreased future capital expenditures, as well as adjustments in mid and long term assumptions caused by changes in the Brazilian political/economic

scenarios and a slower recovery of oil prices. Revise your disclosure to include a discussion related to the degree of uncertainty associated with your key assumptions and identify the potential events that management reasonably expects could negatively affect your key assumptions. Refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 33-8350.

2. We note that the assumptions of future Brent prices per barrel, Real/U.S. dollar exchange rates and discount rates used in your impairment tests were revised during the third quarter of 2016. Expand your disclosure to provide a reasonably detailed discussion of the sensitivity of carrying amounts to changes in the material assumptions used in your impairment tests, including a range of reasonably possible outcomes within the next financial year. Your disclosure should identify the material assets that are more at risk of future impairment because the recoverable amount is not substantially in excess of its carrying amount. Refer to paragraph 129 of IAS 1, Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release Nos. 33-8350. If you believe this type of disclosure is impracticable, provide the disclosures outlined in paragraph 131 of IAS 1.

3. Your response to prior comment 4 describes how you determined your pricing assumptions and how accurate your assumptions have been in the past. Revise your disclosure to provide similar information to what you provided in your response. Refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.

Notes to the Financial Statements

Note 14 – Impairment, page F-44

4. From your response to prior comment 4, we note that your cash flow projections for impairment tests use oil price forecasts based on your Strategic Plan, which are made on a yearly basis through 2030. Tell us over what period of time you estimate your future cash flows to measure the value-in-use of your assets and explain how you have demonstrated your ability to accurately forecast cash flows over a period longer than 5 years. Refer to paragraph 35 of IAS 36.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources